SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hansen Medical, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

411307101

(CUSIP Number)

March 15, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307101	13G/A	Page 2 of 10

1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 4,785,809
	6	Shared voting power 129,312
	7	Sole dispositive power 4,785,809
	8	Shared dispositive power 129,312
9	Aggregate amount beneficially owned by each reporting person 4,915,121
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 8.1%
12	Type of reporting person IN

CUSIP No. 411307101	13G/A	Page 3 of 10

1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 129,312
	6	Shared voting power 0
	7	Sole dispositive power 129,312
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 129,312
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.2%
12	Type of reporting person CO

CUSIP No. 411307101	13G/A	Page 4 of 10

1	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 163,186
	6	Shared voting power 0
	7	Sole dispositive power 163,186
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 163,186
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.3%
12	Type of reporting person OO

CUSIP No. 411307101	13G/A	Page 5 of 10

1	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 158,886
	6	Shared voting power 0
	7	Sole dispositive power 158,886
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 158,886
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.3%
12	Type of reporting person OO

CUSIP No. 411307101	13G/A	Page 6 of 10

1	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 163,186
	6	Shared voting power 0
	7	Sole dispositive power 163,186
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 163,186
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.3%
12	Type of reporting person OO

CUSIP No. 411307101	13G/A	Page 7 of 10

This Amendment No. 2 to Schedule 13G is filed to amend certain items of the Schedule 13G that Jack W. Schuler filed on November 15, 2011, as amended by Amendment No. 1 to Schedule 13G that he filed on January 30, 2012, to read as follows

Item 2(a).	Name of Persons Filing:

Jack W. Schuler Schuler Family Foundation Tanya Eva Schuler Trust Therese Heidi Schuler Trust Tino Hans Schuler Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence

for Jack W. Schuler and the Schuler Family Foundation:

28161 North Keith Drive
Lake Forest, Illinois 60045

for the Tanya Eva Schuler Trust, Therese Heidi Schuler Trust and Tino Hans Schuler Trust (the “Trusts”):

c/o H. George Schuler, Trustee Schuler Development 1500 East Industrial Boulevard, Suite 225 McKinney, Texas 75069

Item 2(c). Citizenship

for Jack W. Schuler:

United States

for the Schuler Family Foundation and each of the Trusts:

Illinois (state of organization)

Item 4. Ownership

(a) Amount beneficially owned

The 5,400,378 shares of common stock for which this Schedule is filed consist of (i) 4,785,809 shares that Jack W. Schuler owns directly, (ii) 129,312 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors, (iii) 163,186 shares owned by the Tanya Eva Schuler Trust, (iv) 158,886 shares owned by the Therese Heidi Schuler Trust and (c) 163,186 shares owned by the Tino Hans Schuler Trust.

Each Trust is an irrevocable trust that Mr. Schuler established for the benefit of one of his three children. All of Mr. Schuler’s children are adults, and none of them resides with him. Mr. Schuler is not a trustee of any of the Trusts.

CUSIP No. 411307101	13G/A	Page 8 of 10

Mr. Schuler disclaims any beneficial interest in (i) the shares owned by the Schuler Family Foundation or (ii) the shares owned by any of the Trusts.

(b) Percent of Class

8.9%

(c) Number of Shares as to Which Such Person Has:

for Mr. Schuler:

(i)	Sole power to vote or to direct the vote:	4,785,809
(ii)	Shared power to vote or direct the vote:	129,312	*
(iii)	Sole power to dispose or to direct the disposition of:	4,785,809
(iv)	Shared power to dispose of to direct the disposition of:	129,312	*

*	Mr. Schuler shares the voting and dispositive power in respect of the 129,312 shares owned by the Schuler Family Foundation. Mr. Schuler is one of three directors of the foundation. The other two directors are Mr. Schuler’s wife, Renate Schuler, and his daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote:	129,312
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	129,312
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Tanya Eva Schuler Trust:

(i)	Sole power to vote or to direct the vote:	163,186
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	163,186
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Therese Heidi Schuler Trust:

(i)	Sole power to vote or to direct the vote:	158,886
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	158,886
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Tino Hans Schuler Trust:

(i)	Sole power to vote or to direct the vote:	163,186
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	163,186
(iv)	Shared power to dispose of to direct the disposition of:	0

CUSIP No. 411307101	13G/A	Page 9 of 10

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The 5,400,378 shares of common stock for which this Schedule is filed consist of (i) 4,785,809 shares that Jack W. Schuler owns directly, (ii) 129,312 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors, (iii) 163,186 shares owned by the Tanya Eva Schuler Trust, (iv) 158,886 shares owned by the Therese Heidi Schuler Trust and (c) 163,186 shares owned by the Tino Hans Schuler Trust.

Each Trust is an irrevocable trust that Mr. Schuler established for the benefit of one of his three children. All of Mr. Schuler’s children are adults, and none of them resides with him. Mr. Schuler is not a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) the shares owned by the Schuler Family Foundation or (ii) the shares owned by any Trust.

The Schuler Family Foundation and the three Trusts each have the right to receive and the power to direct the receipt of dividends from, and the proceeds of sale from, the shares of common stock that they respectively own.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.12a-11.

in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 411307101	13G/A	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 26, 2012.

/s/ JACK W. SCHULER
Jack W. Schuler

Schuler Family Foundation

/S/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee